09056142

RECD S.E.C. MAR 2 2009 603

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sun Trading, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive Suite 300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Malo — 312-924-4724
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing Section MAR 02 2009 Washington, DC 108

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Malo , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Trading, LLC, as of Wednesday, December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
31st day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Christopher Malo
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 11

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Member of
Sun Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Sun Trading, LLC as of December 31, 2008 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sun Trading, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Sun Trading, LLC

Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 439,953
Securities owned, pledged	274,022,380
Receivable from brokers and clearing organizations	123,725,048
Exchange memberships, at cost (market value of $2,745,500)	2,649,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $4,319,676	11,205,858
Receivable from affiliates	1,300,101
Other assets	905,101
Total assets	$ 414,247,941

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 297,438,724
Accounts payable, accrued expenses and other liabilities	15,190,764
Deferred rent	1,106,576
	313,736,064
Member's Equity	100,511,877
Total Liabilities and Member's Equity	$ 414,247,941

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the "Company") was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated, and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the "Parent"). The business of the Company is to trade as principal and market maker in U.S. securities, over-the-counter foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission ("SEC") as a Broker-Dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on NYSE/ARCA.

Significant accounting policies are as follows:

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Transactions in securities, derivative financial instruments and foreign exchange are recorded on a trade date basis. These financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements (SFAS 157)*, with the change in unrealized gains and losses from the preceding period reflected in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income.

Receivable and payable amounts for transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Exchange Memberships: Exchange memberships held for operating purposes are carried at cost.

Furniture, Equipment and Leasehold Improvements: Furniture is being amortized over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis. Computer equipment placed in service prior to 2008 is being depreciated over the estimated useful life of five years on the straight-line method. Beginning January 1, 2008, new computer equipment is being depreciated over the estimated useful life of five years based on the 200% declining balance method (mid year convention).

Income Taxes: Under the provisions of the internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

Translation of Foreign Currencies: Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition. Income and expense items denominated in foreign currencies are translated at the rates in effect at the end of each period. Gains and losses resulting from foreign currency translations are included in net trading gains and losses.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Cash Equivalents: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition.

Recently Issued Accounting Pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes (FIN 48)*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on the Company's financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 requires enhanced disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As this pronouncement is only disclosure-related, it will not have an impact on financial position and results of operations. However, this pronouncement will require increased disclosures around the Company's use of derivatives.

Note 2. Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2008 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 74,252,276	$ 158,472,649
Exchange traded funds	199,770,104	138,966,075
	$ 274,022,380	$ 297,438,724

Note 3. Receivable from Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2008 consist of:

Cash	$ 109,264,649
Dividend and Interest accrued, net	(979,679)
Financial instruments	15,861,658
Accrued payables	(421,580)
	$ 123,725,048

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements.

The Company clears its transactions through securities clearing brokers and maintains credit agreements to facilitate trading in securities and over-the-counter foreign exchange contracts. At December 31, 2008, the Company has a $700,000,000 credit facility pursuant to a credit line agreement, with interest at negotiated rates that change, from time to time, with market conditions. The Company must keep at all times a minimum Net Liquidating Balance of $1,500,000, as defined. As of December 31, 2008, outstanding borrowings on this facility approximated $300,000,000.

Note 4. Assets and Liabilities Reported at Fair Value

On January 1, 2008, the Company adopted SFAS 157, *Fair Value Measurements*. Upon adoption of SFAS 157 the Company's statement of financial condition, required no material adjustment. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied SFAS No. 157 to all financial instruments that are required to be reported at fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2 – Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Note 4. Assets and Liabilities Reported at Fair Value (continued)

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Exchange-traded and over-the-counter securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1. Exchange-traded derivative contracts that trade in active markets and are valued using quoted prices or broker or dealer quotations typically fall within Level 1. Securities and derivative contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within Level 2.

Derivative contracts traded in the over-the-counter market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. Unsettled OTC foreign exchange contracts are priced based on the daily inter-bank valuations. For OTC derivatives that trade in liquid markets (such as foreign exchange, generic forwards, swaps and options) where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within Level 2.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

In determining the appropriate fair value hierarchy levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. The following table summarizes the Company's financial assets and liabilities as of December 31, 2008, by level within the fair value hierarchy.

Note 4. Assets and Liabilities Reported at Fair Value (continued)

	Level 1	Level 2	Total
Assets			
Securities owned:			
Equity securities	$ 74,252,276	$ -	$ 74,252,276
Exchange traded funds	199,770,104	-	199,770,104
	274,022,380	-	274,022,380
Receivable from brokers:			
Futures contracts	15,861,658	-	15,861,658
	15,861,658	-	15,861,658
Other assets:			
Certificate of deposit	-	179,366	179,366
	-	179,366	179,366
Total assets	$ 289,884,038	$ 179,366	$ 290,063,404
Liabilities			
Securities sold, not yet purchased:			
Equity securities	$ 158,472,649	$ -	$ 158,472,649
Exchange traded funds	138,966,075	-	138,966,075
	297,438,724	-	297,438,724
Total liabilities	$ 297,438,724	$ -	$ 297,438,724

The Company owns no financial instruments that fall within Level 3.

Note 5. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2008 consist of:

Employee bonuses	$ 8,445,000
Other	6,745,764
	$ 15,190,764

Note 6. Member's Equity

Pursuant to the Company operating agreement effective April 25, 2003, as amended and restated, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the earliest to occur of the following events: December 31, 2041 or the occurrence of some other event specified under LLC Law as effecting such dissolution.

Note 7. Related-Party Transactions

At December 31, 2008 receivable from affiliates consist of:

Sun Holdings, LLC	$	515,580
Sun Trading International Ltd		784,521
	$	1,300,101

The receivable of $515,580 from Sun Holdings, LLC is a security deposit at the Chicago Mercantile Exchange deposited by the Company on behalf of Sun Holdings, LLC.

The Company has an affiliate based in the United Kingdom, Sun Trading International Ltd. ("STI"). The receivable of $784,521 is a net of the following transactions. The Company has entered into Secondment agreements with various employees to facilitate company trading activity through STI. STI reimburses the Company for certain salary expenses associated with these employees. At December 31, 2008, the Company had a receivable from STI of $1,118,920 for these salaries. The Company has also entered into a Services Agreement dated December 27, 2007, with STI and compensates STI for trading activities. At December 31, 2008, the Company had a payable to STI of $334,399 for these services.

Note 8. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2008 consist of:

Furniture	$	21,035
Computer equipment		13,768,981
Leasehold improvements		1,735,518
Accumulated depreciation		(4,319,676)
	$	11,205,858

Note 9. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements that expire at various dates to December 2020. The Company has the option to terminate the lease effective December 31, 2014, by delivering to the landlord no later than December 31, 2013 written notice and a termination payment of $996,258. At December 31, 2008, the aggregate minimum annual rental commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Years ending December 31:	
2009	$ 378,625
2010	389,996
2011	401,705
2012	413,762
2013	426,179
Thereafter	3,097,433
	$ 5,107,700

Rent expense inclusive of operating and maintenance costs for the year ended December 31, 2008 was $635,095.

The Company has provided to the landlord a letter of credit in the amount of $400,000 which has been collateralized by a certificate of deposit in the amount of $179,366 and a money market account in the amount of $235,046.

In the normal course of business the Company may be subject to various claims and regulatory examinations. It is the Company's policy to vigorously defend against any potential claims.

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 11. Derivatives Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and other financial instruments with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Note 11. Derivatives Activities (continued)

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of Credit Risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of it's clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 12. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to satisfy the Ratio Requirements and Minimum Requirements of that Rule. The Company's Ratio Requirement is to maintain "net capital" equal to the greater of $250,000 or 2% of the Company's aggregate debit items under Rule 15c3-3. Prior to May 20, 2008, the Company's Ratio Requirement was to keep its aggregate indebtedness below 1500 percent of its net capital. The Company's Minimum Requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2008, the Company had net capital and net capital requirements of $61,948,642 and $1,000,000, respectively. The net capital rules may effectively restrict the withdrawal of member's equity.

Note 13. Subsequent Event

On January 5, 2009, pursuant to the Company's operating agreement, the Parent withdrew $23,000,000 of capital.

McGladrey & Pullen
Certified Public Accountants

Sun Trading, LLC

Statement of Financial Condition
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.